                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 21)*



                   TRANSCONTINENTAL REALTY INVESTORS, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 893-617-209
                     -----------------------------------
                                (CUSIP Number)

Robert A. Waldman
10670 North Central Expressway, Suite 600
Dallas, Texas 75231  (214) 692-4758
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               January 27, 1995
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE 2 OF 17 PAGES
          -----------                                           -    --



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           American Realty Trust, Inc.
           54-0697989
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Georgia
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          671,047
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          671,047
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           671,047
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           25.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE 3 OF 17 PAGES
          -----------                                           -    --



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Basic Capital Management, Inc.
           75-2261065
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Nevada
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          130,475
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          130,475
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           130,475
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           4.9%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE 4 OF 17 PAGES
          -----------                                           -    --


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Syntek Asset Management, L.P.
           75-2163161
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          17,650
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          17,650
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           17,650
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           0.7%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           PN
- --------------------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE 5 OF 17 PAGES
          -----------                                           -    --


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Continental Mortgage and Equity Trust
           94-2738844
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           California
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          53,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          53,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           53,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           2.0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           OO
- --------------------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 893-617-209                                      PAGE 6 OF 17 PAGES
          -----------                                           -    --



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Gene E. Phillips Children's Trust
           13-6599769
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


           Texas
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                          31,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                          31,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           31,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           1.2%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


           OO
- --------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
                             CUSIP NO. 893 617 209



Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

        This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TRI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on December 9, 1994. The principal executive offices of TRI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), American Realty Trust, Inc. ("ART"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and the Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

        BCM, ART, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to CMET and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and ART and is a beneficiary of the GEP Trust.

            (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

            BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

      Name                                           Position(s) with BCM
      ----                                           --------------------
Oscar W. Cashwell                                    President

Hamilton P. Schrauff                                 Executive Vice President and
                                                       Chief Financial Officer

Karl L. Blaha                                        Executive Vice President and
                                                       Director of Commercial Management

Clifford C. Towns, Jr.                               Executive Vice President,
                                                       Finance

Stephen R. Young                                     Executive Vice President and
                                                       Director of Acquisitions

Randall M. Paulson                                   Executive Vice President

Bruce A. Endendyk                                    Executive Vice President

Thomas A. Holland                                    Senior Vice President and
                                                       Chief Accounting Officer

Robert A. Waldman                                    Senior Vice President, General
                                                       Counsel and Secretary

Drew D. Poter                                        Vice President, Treasurer
                                                      and Securities Manager

Ryan T. Phillips                                     Director

            Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the President of BCM. Mr. Cashwell is a citizen of the United States of America.

            Mr. Schrauff's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Schrauff's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Schrauff is a citizen of the United States of America.

            Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Director of Commercial Management of BCM. Mr. Blaha is a citizen of the United States of America.

            Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

            Mr. Young's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Young's present principal occupation is Executive Vice President - Director of Acquisitions of BCM. Mr. Young is a citizen of the United States of America.

            Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

            Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk is Executive Vice President of BCM. Mr. Paulson is a citizen of the United States of America.

            Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Senior Vice President and Chief Accounting Officer of BCM. Mr. Holland is a citizen of the United States of America.

            Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

            Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

            Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

            (II) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            The following is a list of each executive officer and trustee of
CMET:

       Name                                          Position(s) with CMET
       ----                                          ---------------------
Oscar W. Cashwell                                    President

Hamilton P. Schrauf                                  Executive Vice President and
                                                       Chief Financial Officer

Karl L. Blaha                                        Executive Vice President and
                                                       Director of Commercial
                                                       Management

Randall M. Paulson                                   Executive Vice President

Bruce A. Endendyk                                    Executive Vice President

Thomas A. Holland                                    Senior Vice President and
                                                       Chief Accounting Officer

Robert A. Waldman                                    Senior Vice President, Secretary
                                                       and General Counsel

Drew D. Potera                                       Treasurer

Geoffrey C. Etnire                                   Trustee

A. Bob Jordan                                        Trustee

Willie K. Davis                                      Trustee

Randall K. Gonzalez                                  Trustee

Bennett B. Sims                                      Trustee

Ted P. Stokley                                       Trustee

Martin L. White                                      Trustee

John P. Parsons                                      Trustee

Harold Furst                                         Trustee

Edward G. Zampa                                      Trustee


            Information with respect to Messrs. Cashwell, Potera, Schrauff, Blaha, Paulson, Endendyk, Waldman and Holland is disclosed in (I) above.

            Mr. Etnire's business address is 4900 Hopyard Road, Suite 260, Pleasanton, California 94588. Mr. Etnire's present principal occupation is an Attorney. Mr. Etnire is a citizen of the United States of America.

            Mr. Stokely's business address is 10670 North Central Expressway, Suite 640, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

            Mr. Jordan's business address is 6051 North Brookline, Suite 119, Oklahoma City, Oklahoma 73112. Mr. Jordan's present principal occupation is an Attorney. Mr. Jordan is a citizen of the United States of America.

            Mr. Davis' business address is 333 Union Street, Suite 400, Nashville, Tennessee 37201. Mr. Davis' present principal occupation is Chairman of Mid-South Financial Corporation. Mr. Davis is a citizen of the United States of America.

            Mr. Gonzalez's business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez's present principal occupation is Vice President of TMC Realty Advisors, Inc. Mr. Gonzalez is a citizen of the United States of America.

            Mr. Sims' business address is 62 West 91st Street, Apt. #3,
New York, New York 10024. Mr. Sims' present principal occupation is Professor at New York University. Mr. Sims is a citizen of the United States of America.

            Mr. Martin's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. Martin is a citizen of the United States of America.

            Mr. Parson's business address is 73155 Deer Grass Drive,
Palm Desert, California 92262. Mr. Parson's is Chairman and Chief Executive Officer of Pierpont Corporation. Mr. Parson is a citizen of the United States of America.

            Mr. Furst's business address is 1311 Brewster Court, El
Cerrito, California 94530. Mr. Furst is Executive Vice President of Sony Signatures and an independent business consultant with emphasis on economic and financial matters. Mr. Furst is a citizen of the United States of America.

            Mr. Zampa's business address is Number Fifty Osgood Place,
Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

            (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

            Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

            Donald W. Phillips' business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

            (IV) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

            The following is a list of each executive officer and director of
ART:

     Name                                     Position(s) with ART
     ----                                     --------------------
G. Wayne Watts                                Director

Al Gonzalez                                   Director

Ryan T. Phillips                              Director

Dale A. Crenwelge                             Director

Oscar Cashwell                                Director

Karl L. Blaha                                 President

Hamilton P. Schrauff                          Executive Vice President and
                                                Chief Financial Officer

Randall M. Paulson                            Executive Vice President

Bruce A. Endendyk                             Executive Vice President

Thomas A. Holland                             Senior Vice President and
                                                Chief Accounting Officer

Robert A. Waldman                             Senior Vice President,
                                                Secretary and General Counsel

Drew D. Potera                                Treasurer

Item 5.  Interest in Securities of the Issuer

            Item 5 is hereby amended to read as follows:

            (a)      Share Ownership

            The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                                   Shares Owned Directly
                                   ---------------------

                                                 Number of                 Percent of
Name                                              Shares                    Class (1)
- ----                                             ---------                 ----------
BCM                                                130,475                    4.9%
CMET                                                53,000                    2.0%
ART                                                671,047                   25.1%
SAMLP                                               17,650                    0.7%
GEP Trust                                           31,000                    1.2%

                 TOTAL                             903,172                   33.8%

                                  Shares Owned Beneficially
                                  -------------------------
                                                  Number of                Percent of
Name                                                Shares                 Class (1)
- ----                                              ---------                ----------
ART                                                671,047                   25.1%
BCM                                                130,475                    4.9%
CMET                                                53,000                    2.0%
SAMLP                                               17,650                    0.7%
Gene E. Phillips (2)                                17,650                    0.7%
GEP Trust                                           31,000                    1.2%
G. Wayne Watts (3)                                 671,047                   25.1%
Al Gonzalez (3)                                    671,047                   25.1%
Ryan Phillips (3)(4)(5)                            832,522                   31.1%
Dale A. Crenwelge (3)                              671,047                   25.1%
Oscar W. Cashwell (3)(4)                           801,522                   30.0%

Total shares beneficially
  owned by Reporting Persons                       903,172                   33.8%

_____________________

         (1) Percentage calculations are based upon 2,674,850 Shares outstanding at January 27, 1995. Total and addends may not match due to rounding.

         (2) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP as described in Item 2, as herein amended.

         (3) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART as described in Item 2, as herein amended.

         (4) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM as described in Item 2.

         (5) May be deemed to be a beneficial owner of the Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

                 (b)      Voting and Dispositive Power

         Each of the directors of ART share voting and dispositive power over the 671,047 Shares owned by ART. The director of BCM exercises voting and dispositive power over the 130,475 Shares held by BCM. Each of the Trustees of CMET share voting and dispositive power over the 53,000 Shares held by CMET. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

                 (c)      Transactions in Securities

                          The following table lists the purchase transactions
in the Shares that were effected by the Reporting Persons during the past sixty days:

Reporting                                 Number of                Price               Type of
Person                    Date             Shares                 Per Share          Transaction
- ---------                 ----            ----------              ---------          -----------
ART                       12/12/94           1,000                  $14.50           Open Market
ART                       12/12/94           2,000                  $14.50           Open Market
ART                       12/15/94           1,000                  $14.50           Open Market
ART                       12/16/94             300                  $14.50           Open Market
ART                       12/16/94           1,200                  $14.50           Open Market
ART                       12/19/94             500                  $14.50           Open Market
ART                       12/20/94             600                  $14.50           Open Market
ART                       12/21/94             400                  $14.75           Open Market
ART                       12/22/94           1,300                  $14.75           Open Market
ART                       12/23/94           1,200                  $14.75           Open Market
ART                       12/27/94             200                  $14.75           Open Market
ART                       12/27/94             400                  $14.75           Open Market
ART                       12/29/94             600                  $14.875          Open Market
ART                       12/29/94             300                  $14.875          Open Market
ART                       12/29/94             200                  $15.00           Open Market
ART                       12/29/94             300                  $15.00           Open Market
ART                       12/30/94           1,000                  $15.00           Open Market
ART                       12/30/94             700                  $15.00           Open Market
ART                       12/30/94           1,000                  $15.00           Open Market
ART                       01/03/95             100                  $15.00           Open Market
ART                       01/04/95             800                  $15.00           Open Market

Reporting                                     Number of             Price              Type of
Person                    Date                  Shares            Per Share          Transaction
- ---------                 ----                ----------          ---------          -----------
ART                       01/10/95               1,200              $15.00           Open Market
ART                       01/11/95                 600              $15.00           Open Market
ART                       01/11/95                 400              $15.00           Open Market
ART                       01/12/95                 600              $15.00           Open Market
ART                       01/13/95                 700              $15.00           Open Market
ART                       01/16/95                 100              $15.00           Open Market
ART                       01/17/95                 200              $15.00           Open Market
ART                       01/17/95                 200              $15.00           Open Market
ART                       01/18/95                 500              $15.00           Open Market
ART                       01/19/95                 300              $15.00           Open Market
ART                       01/19/95                 400              $15.00           Open Market
ART                       01/20/95                 400              $15.00           Open Market
ART                       01/23/95                 200              $15.00           Open Market
ART                       01/23/95                 300              $15.00           Open Market
ART                       01/25/95               3,700              $15.00           Open Market
ART                       01/25/95               1,000              $15.00           Open Market
ART                       01/25/95               1,000              $15.00           Open Market
ART                       01/25/95                 300              $15.00           Open Market
ART                       01/27/95                 900              $15.00           Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is hereby amended to read as follows:

         ART has pledged 6,300 shares to Accutrade, pledged 4,250 shares to Advest, pledged 9,000 shares to Alex Brown (TX), pledged 33,750 shares to Allied, pledged 2,000 shares to Arnold Securities, pledged 10,000 shares to Baker & Co., pledged 13,000 shares to Bidwell, pledged 4,900 shares to Brown & Co., pledged 12,050 shares to C.J. Lawrence, pledged 300 shares to Chatfield Dean, pledged 10,000 shares to Comerica, pledged 10,000 shares to Cowen & Co., pledged 20,096 shares to Dean Witter (IL), pledged 6,000 shares to Dillon Read, pledged 1,900 shares to Equitable, pledged 20,000 shares to First Alabama, pledged 3,000 shares to First Southwest, pledged 12,000 shares to Global Strategies, pledged 28,538 shares to Goldman Sachs, pledged 6,000 shares to Hamilton Investments, pledged 12,000 shares to Hambrecht & Quist, pledged 9,700 to Howe Barnes, pledged 20,000 shares to Legg Mason (TX), pledged 25,171 shares to Kemper Sec.(CA), pledged 16,100 shares to Kemper Sec. (TX), pledged 14,000 shares to Kidder Peabody, pledged 27,000 shares to Kidder Peabody (NY), pledged 10,000 shares to Kirpatrick Pettis, pledged 14,000 shares to Legg Mason, pledged 9,000 shares to Lehman Brothers, pledged 5,000 shares to Lombard, pledged 8,000 shares to Mabon, pledged 3,200 shares to May Financial, pledged 20,000 shares to McDonald & Co., pledged 15,000 shares to Montgomery, pledged 16,000 shares to Mutual Securities, pledged 23,000 shares to NationsBanc, pledged 19,475 shares to Ohio Co., pledged 13,000 shares to Olde, pledged 25,000 shares to Oppenheimer (NY), pledged 18,171 shares to Oppenheimer (TX), pledged 3,000 shares to Pacific Brokerage, pledged 3,000 shares to Paine Webber
(TX), pledged

2,000 shares to Paine Webber (NY), pledged 1,000 shares to Piper Jaffray, pledged 16,000 shares to The Principal, pledged 10,000 shares to Prudential
(PA), pledged 15,171 shares to Prudential (TX), pledged 6,000 shares to Quick & Reilly, pledged 12,625 shares to Robert Baird, pledged 16,400 shares to Rodman & Renshaw, pledged 1,000 shares to Roney & Co., pledged 1,700 to Schramme Sec., pledged 10,550 shares to Securities of America, pledged 16,000 shares to Thomas
F. White, pledged 5,700 shares to Tucker Anthony, pledged 1,000 shares to UBS Securities, pledged 7,000 shares to Wachovia and pledged 1,000 shares to Washington Discount in stock margin accounts maintained by it with such brokers.

         BCM has pledged 3,300 shares to Accutrade, pledged 3,900 shares to Advest, pledged 4,700 shares to Allied, pledged 2,100 shares to Baker & Co., pledged 3,000 shares to Brown & Co., pledged 4,000 shares to C.J. Lawrence, 2,000 shares to Cowen & Co., pledged 3,600 shares to Dean Witter (CA), pledged 5,000 shares to Dillon Read, pledged 7,000 shares to H.D. Vest, pledged 2,300 shares to Hambrecht & Quist, pledged 5,000 to IDS Financial, pledged 5,000 shares to Kemper Sec. (TX), pledged 4,000 shares to Kirpatrick Pettis, pledged 5,000 shares to Legg Mason, pledged 2,000 shares to Lombard, pledged 2,000 shares to Mabon, pledged 2,000 shares to Neuberger, pledged 2,000 shares to Ohio Co., pledged 6,000 shares to Olde, pledged 10,000 shares to Paine Webber
(TX), pledged 10,950 shares to Piper Jaffray, pledged 3,000 shares to The Principal, pledged 2,000 shares to Prudential (PA), pledged 15,625 shares to Prudential (TX), pledged 5,000 shares to Rodman & Renshaw, pledged 5,000 shares to Signet, pledged 2,000 shares to Southwest Sec., 2,000 shares to Wachovia and pledged 3,000 shares to Worthen in stock margin accounts maintained by it with such brokers.

         CMET has pledged 10,000 shares to Goldman Sachs, pledged 11,000 shares to Neuberger and pledged 32,000 shares to Prudential (TX) #2 in stock margin accounts maintained by it with such brokers.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1995

                                                 SYNTEK ASSET MANAGEMENT, L.P.

                                        By:  Syntek Asset Management, Inc.
                                              Managing General Partner



                                        By:     /s/Hamilton P. Schrauff
                                            -----------------------------------
                                                Hamilton P. Schrauff
                                                Executive Vice President


                                        AMERICAN REALTY TRUST, INC.



                                        By:     /s/Karl L. Blaha
                                            -----------------------------------
                                                Karl L. Blaha
                                                President


                                        BASIC CAPITAL MANAGEMENT, INC.



                                        By:     /s/Hamilton P. Schrauff
                                            -----------------------------------
                                                Hamilton P. Schrauff
                                                Executive Vice President


                                        GENE E. PHILLIPS CHILDREN'S TRUST



                                        By:     /s/Donald W. Phillips
                                            -----------------------------------
                                                Donald W. Phillips Trustee


                                        CONTINENTAL MORTGAGE AND EQUITY TRUST



                                        By:     /s/Hamilton P. Schrauff
                                            -----------------------------------
                                                Hamilton P. Schrauff
                                                Executive Vice President